UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Adoption of 2026 Share Incentive Plan

On March 9, 2026, the board of directors of XCHG Limited (the “Company”) approved the adoption of the Company’s 2026 Share Incentive Plan (the “Plan”). The purpose of the Plan is to attract and retain the services of talented personnel considered essential to the Company’s success by providing additional incentives to the Company’s key employees, directors and other eligible persons, and to promote the success of the Company and its subsidiaries. In adopting the Plan, the Company is relying on its home country practices pursuant to the applicable laws, rules and regulations of its jurisdiction of incorporation.

The Company is authorized to issue a maximum of 1,492,028,626 ordinary shares, par value US$0.00001 per share, pursuant to equity awards granted under the Plan.

The foregoing description of the Plan is only a summary and is qualified in its entirety by reference to the complete text of the Plan, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K, including Exhibit 10.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292266).

EXHIBIT INDEX

Exhibit No.	Description

10.1

XCHG Limited 2026 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-294184) filed with the U.S. Securities and Exchange Commission on March 10, 2026)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: March 12, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou
Title: Chief Executive Officer